# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hemab Therapeutics Holdings, Inc., CIK 0002114044
CUSIP: 423494103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Main Street, Suite 1220, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086593

## Reporting persons
- Sofinnova Crossover II SLP: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Crossover II SLP ("SC"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau"), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and David Evans ("Evans") the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Evans, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.
- Sofinnova Partners SAS, a French corporation: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and the members of the investment committee of SC, may be deemed to have shared power to vote its shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and the members of the investment committee of SC, may be deemed to have shared power to dispose of its shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.
- Antoine Papiernik: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.
- Cedric Moreau: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.
- Kinam Hong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Hong, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Hong, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.
- Joseph Anderson: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.
- David Evans: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,511,212; shared voting power 0; sole dispositive power 2,511,212; shared dispositive power 0; aggregate amount beneficially owned 2,511,212 (5.4% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Evans, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Evans, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 9 and 11: The aggregate amount beneficially owned and percent of class reported above are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 21, 2026.

## Item 1. Issuer
Name of issuer: Hemab Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 101 Main Street Suite 1220 Cambridge, MA, 02142

## Item 2. Person Filing
Name of person filing: The persons and entities filing this Schedule 13G are Sofinnova Crossover II SLP ("SC"), Sofinnova Partners SAS ("SP SAS"), and Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and David Evans ("Evans"), the members of the investment committee of SC, (together with SC and SP SAS, the "Filing Persons"). SP SAS is the management company of SC.
Address of principal business office or, if none, residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, 7-11 boulevard Hausmann 75009 Paris, France.
Citizenship: SC is a French Partnership. SP SAS is a French Corporation. Papiernik, Moreau and Evans are French citizens. Hong is a U.S. citizen. Anderson is a British citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons, which is incorporated herein by reference. The filing of this Schedule 13G shall not be construed as an admission by Papiernik, Moreau, Hong, Anderson and Evans that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.
Percent of class: See Row 11 of the cover page for each of the Filing Persons, which is incorporated herein by reference. Ownership is stated as of June 30, 2026, and the ownership percentages are based on 46,705,410 shares of common stock outstanding as of May 8, 2026, as disclosed by Hemab Therapeutics, Inc. in its Form 10-Q filed with the SEC on May 21, 2026.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons, which is incorporated herein by reference.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each of the Filing Persons, which is incorporated herein by reference.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each of the Filing Persons, which is incorporated herein by reference.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each of the Filing Persons, which is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Sofinnova Crossover II SLP: Antoine Papiernik, Managing Partner (08/05/2026)
- Sofinnova Partners SAS, a French corporation: Antoine Papiernik, Managing Partner (08/05/2026)
- Antoine Papiernik: Antoine Papiernik, Antoine Papiernik (08/05/2026)
- Cedric Moreau: Cedric Moreau, Cedric Moreau (08/05/2026)
- Kinam Hong: Kinam Hong, Kinam Hong (08/05/2026)
- Joseph Anderson: Joseph Anderson, Joseph Anderson (08/05/2026)
- David Evans: David Evans, David Evans (08/05/2026)